================================================================


               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549


                            FORM 11-K

                          ANNUAL REPORT
                PURSUANT TO SECTION 15(d) OF THE
               SECURITIES AND EXCHANGE ACT OF 1934


          FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2000


                   SAVINGS AND INVESTMENT PLAN
             OF E. I. DU PONT DE NEMOURS AND COMPANY
                    (FULL TITLE OF THE PLAN)


              E. I. DU PONT DE NEMOURS AND COMPANY
                       1007 MARKET STREET
                   WILMINGTON, DELAWARE  19898
   (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)

================================================================

                              INDEX
                              -----

                                                         Page(s)
                                                         -------

Report of Independent Accountants .....................       4


Financial Statements:

  Statement of Net Assets Available for
    Benefits, as of September 30, 2000 and 1999 .......       5

  Statement of Changes in Net Assets Available
    for Benefits, for the Years Ended
    September 30, 2000 and 1999 .......................       6

  Notes to Financial Statements .......................    7-15


Supplemental Schedules*:

  Schedule I:  Schedule of Assets Held for Investment
    Purposes at September 30, 2000 ....................      16



                            EXHIBITS
                            --------

         Exhibit
         Number                 Description
         -------                -----------

           24        Consent of Independent Accountants


----------------
*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

        Pursuant to the requirements of the Securities and Exchange Act of 1934, E. I. du Pont de Nemours and Company has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                            Savings and Investment Plan of
                            E. I. du Pont de Nemours and Company


                            Date:  March 22, 2001

                            By         /s/ Neil Marchuk
                            ------------------------------------
                                        Neil Marchuk
                            Director - People Managing Processes

                REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Savings and Investment Plan of E. I. du Pont de Nemours and Company


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings and Investment Plan of E. I. du Pont de Nemours and Company (the "Plan") at September 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's Management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstate-ment. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial state-ments, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supple-mental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supple-mentary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing pro-cedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
March 14, 2001

                     SAVINGS AND INVESTMENT PLAN
                                 OF
                E. I. DU PONT DE NEMOURS AND COMPANY

           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                     SEPTEMBER 30, 2000 and 1999



                                             September 30,
                                   ----------------------------------
                                        2000               1999
                                   ---------------    ---------------
Investments:
  Plan Interest in DuPont
    and Related Companies
    Defined Contribution
    Plan Master Trust .........    $ 5,196,592,924    $ 5,577,543,668
  Company Stock Funds .........      1,298,746,547      1,769,984,269
  Mutual Funds ................      2,597,374,478      1,885,842,763
  Common/Collective Trust .....        975,248,107      1,000,498,950
  Short-Term Investments &
    Cash ......................         23,463,245         33,917,843
  Participant Loans ...........        158,227,282        164,475,128
                                   ---------------    ---------------
    Total .....................    $10,249,652,583    $10,432,262,621

Receivables
  Due from E. I. du Pont
    de Nemours and Company ....    $    31,192,637    $    31,672,015
                                   ---------------    ---------------
Net Assets Available for
  Benefits ....................    $10,280,845,220    $10,463,934,636
                                   ===============    ===============





The accompanying notes are an integral part of these financial statements.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
                     E. I. DU PONT DE NEMOURS AND COMPANY
                             STATEMENT OF CHANGES
                     IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED SEPTEMBER 30, 2000 and 1999



                                                      September 30,
                                           -----------------------------------
                                                 2000               1999
                                           ----------------   ----------------
Investment Income
  Interest .............................   $   361,162,149    $   383,911,714
  Dividends ............................       200,824,299        163,939,906
  Net (Depreciation) Appreciation
    in Fair Market Value of
    Investments ........................      (185,663,226)       679,598,121
                                           ---------------    ---------------
Total Investment Income ................   $   376,323,222    $ 1,227,449,741

Contributions
  DuPont Company's Contributions
    (Net of Forfeitures Applied of
    $273,062 and $219,000 in 2000
    and 1999) ..........................   $    67,631,978    $    64,589,230
  Participant Contributions ............       250,100,866        253,602,620
  Rollovers ............................        49,452,800         93,335,153
                                           ---------------    ---------------
Total Contributions ....................   $   367,185,644    $   411,527,003
                                           ---------------    ---------------
Total Additions ........................   $   743,508,866    $ 1,638,976,744
                                           ---------------    ---------------
Withdrawals ............................   $  (925,203,935)   $  (806,004,591)
Assets Transferred Out, Net ............   $    (1,394,347)   $   (36,647,121)
                                           ---------------    ---------------
Total Deductions .......................   $  (926,598,282)   $  (842,651,712)
                                           ---------------    ---------------
Net (Decrease) Increase ................   $  (183,089,416)   $   796,325,032

Net Assets Available for Benefits:
  Beginning of Year ....................   $10,463,934,636    $ 9,667,609,604
                                           ---------------    ---------------
  End of Year ..........................   $10,280,845,220    $10,463,934,636
                                           ===============    ===============




The accompanying notes are an integral part of these financial statements.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 -- DESCRIPTION OF SAVINGS AND INVESTMENT PLAN:

  THE PLAN

        The following description of the Savings and Investment Plan of
E. I. du Pont de Nemours and Company ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

        The Plan is a defined contribution plan which was established by the Board of Directors of E.I. du Pont de Nemours and Company (the "Company") and became effective September 1, 1955. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code.

        The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited to their individual financial objectives, and to provide an opportunity for employees to become stockholders of the Company. The Plan is a tax qualified contributory profit sharing plan. Any employee of the Company or employee of the Company's subsidiaries or general partnerships which have adopted the Plan is eligible to participate in the Plan. Effective January 1, 1999, eligible employees may enroll in the Plan as of the first day of the second calendar month following their date of hire. Prior to January 1, 1999, eligible employees could enroll in the Plan after they had completed at least one year of continuous service or they had been compensated for 1,000 or more hours in a period of twelve consecutive months.

        Eligible employees may participate in the Plan by authorizing the Company to make payroll deductions ("participant's savings"). The amount deducted can be deposited into a Before-tax account, Regular account (for after-tax savings) or some combination thereof. A participant may elect the maximum savings rates of 22% before-tax and 22% after-tax. The Company will contribute an amount equal to 50% of a participant's savings during a month except that no Company contribution will be made for participant's savings in excess of 6% of monthly pay. All of the above participant's savings and elections are subject to regulatory and Plan limitations.

        The Company may, at its option, issue DuPont common stock in lieu of cash contributions to the DuPont Common Stock Fund and also in lieu of cash dividends on DuPont common stock. The number of shares issued is based upon the cash value of the contributions and dividends divided by the market value of DuPont common stock at the end of the month of issue. Shares of DuPont common stock are allocated to participants in the DuPont Common Stock Fund based on the ratio of the amount deposited to each participant's account to the total amount contributed to the DuPont Common Stock Fund. No such con-tributions of DuPont common stock were made during the Plan years ended September 30, 2000 and 1999.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)


        A participant with less than five years of service who withdraws any matched before-tax or after-tax savings will forfeit a portion of related company contributions in accordance with specific plan provisions. Company contributions will be suspended for six months if a participant withdraws, while in-service, any matched before-tax or after-tax savings or company contributions contributed to the account during the last two years. A participant who retires from active service may elect to make an account withdrawal at any time. Required minimum distributions will begin in March of the calendar year following the later of the year in which the participant attains age 70-1/2 or the year following retirement or termination of employment.

        Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by deduction from pay or pension checks. A participant also has the right to repay the loan in full at any time without penalty.

  ADMINISTRATION

        The designated trustee of the Plan is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Company which may designate one or more persons to operate and administer the Plan. The Company has the responsibility of appointing the trustees and the authority to designate the Plan's investment options. Reasonable expenses of administering the Plan, including, but not limited to, recordkeeping expenses, trustee fees and transactional costs may, at the election of the Plan Administrator, be paid by participants. For the years ended September 30, 2000 and 1999, such expenses were paid by the Company. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be.

        While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all participants become vested and the distribution of all account balances will be made based upon the valuation of participants' accounts on the termination date in accordance with ERISA.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  INVESTMENT VALUATION AND INCOME RECOGNITION

        The accompanying financial statements are prepared on the accrual basis of accounting. The Plan's investments are stated at fair value, except for the Plan's interest in the DuPont and Related Companies Defined Contribution Plan Master Trust ("Master Trust"). The Plan's interest in the Master Trust relating to investment contracts is based upon its beginning value plus actual contributions and allocated investment income less actual distributions (See Note 3). The Master Trust's investment contracts are fully benefit responsive and thus, are stated at contract value. Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Common/collective trust funds are valued at unit value, which represents the fair value of the underlying assets as reported by the applicable custodian. Company stock is valued at its quoted market price at year end. Loans to participants, short-term investments and cash are valued at cost which approximates fair value.

        Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. Realized gains and losses on the sale of the DuPont Common Stock Fund securities are based on average cost of the securities sold. Purchases and sales are recorded on a trade date basis.

  USE OF ESTIMATES

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

RECLASSIFICATIONS

        These financial statements reflect the reclassification of certain prior year investment amounts to conform to the current year presentation.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)
                 (Dollars in Thousands Unless Otherwise Noted)


NOTE 3 -- DUPONT AND RELATED COMPANIES DEFINED CONTRIBUTION PLAN MASTER TRUST

        On April 1, 1999, the Company and certain affiliates (as employers) entered into a Master Trust Agreement with Merrill Lynch Trust Company of America (as the Trustee) to establish a master trust to allow participants from affiliated plans to invest in a Stable Value Fund and three different Asset Allocation Funds: the Conservative, the Moderate and the Aggressive.
To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust agreement, are required to make monthly payments to the Trustee of designated portions of employees' savings and other contributions by the affiliate. The Plan's undivided interest in the Master Trust was 99.80% as of September 30, 2000 and 1999. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the plan's interest to the total fair value of the Master Trust investment funds.

        The Stable Value Fund is invested in guaranteed investment contracts, separate account portfolios, synthetic guaranteed investment contracts and money market funds. The crediting interest rates on investment contracts ranged from 5.83% to 9.60% for the year ended September 30, 2000 and from 5.41% to 9.60% for the year ended September 30, 1999. The fund's blended rate of return was 6.71% in 2000 and 7.4% in 1999.

        The crediting rates for investment contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

        A synthetic guaranteed investment contract provides for a guaranteed return on principle over a specified period of time through the use of underlying assets and a benefit responsive wrapper contract issued by a third party. Included in the contract value of synthetic guaranteed investment contracts is $21,464,747 and $17,604,845 at September 30, 2000 and 1999,
respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts exceed the value of the underlying assets.

        The Asset Allocation Funds invest in Mutual Funds, Common Collective Trust Funds and Stable Value Fund assets.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)
                 (Dollars in Thousands Unless Otherwise Noted)


Assets of the Master Trust Include:
                                                        September 30,
                                               -------------------------------
                                                    2000             1999
                                               --------------   --------------
Investment Contracts .....................     $5,158,333,074   $5,586,699,003
Common Collective Trust Funds ............         26,587,878                -
Money Market Funds .......................         33,121,676       39,608,197
                                               --------------   --------------
Total ....................................     $5,218,042,068   $5,626,307,200

        Investments of the Master Trust that represent more than 5% of Assets of the Master Trust were as follows:

                                                         September 30,
                                                 -----------------------------
                                                     2000             1999
                                                 ------------     ------------
Investment Contract
  Metropolitan Life ........................     $405,928,779     $381,576,857
  Principal Insurance ......................      276,390,886            -
  Aetna Life and Annuity ...................      351,038,902      329,812,425
  Monumental Life (BDA-0052-TR) ............      296,177,054            -
  CDC Financial ............................      330,426,986      308,622,693
  Deutsche Bank (DUP-1) ....................      324,928,188      304,498,972
  J. P. Morgan GT (95-004) .................      315,700,960      297,179,382
  J. P. Morgan GT (95-12) ..................      348,323,601      327,983,383
  Union Bank of Switzerland ................      409,262,889      383,246,253
  Monumental Life (BDA-0063-TR) ............      350,732,264      328,888,833
  Deutsche Bank (94747) ....................      341,082,415      317,675,427
  Deutsche Bank (PIM-DUP1) .................            -          467,121,395

        At September 30, 2000, the total assets of the Master Trust of $5,218,042,068 include participant investments in the Stable Value Fund of $5,170,372,387 and participant investments of $47,669,681 held by the Conservative, Moderate and Aggressive Allocation Portfolios. At September 30, 1999, the total Master Trust value of $5,626,307,200 included participant investments in the Stable Value Fund of $5,610,158,424 and participant investments of $16,148,776 held by the Conservative, Moderate and Aggressive Allocation Portfolios.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)


        Total interest income for the years ended September 30, 2000 and 1999 was $359,459,675 and $370,168,535, respectively.

NOTE 4 -- INVESTMENTS

        Investments that represent more than 5% of the net assets available for benefits as of September 30, 2000 and 1999 were as follows:

                                                        September 30,
                                               -------------------------------
                                                    2000             1999
                                               --------------   --------------
DuPont Company Stock Fund ..................   $1,232,917,521   $1,681,131,661
Fidelity Magellan Fund .....................      786,433,281      753,400,659
Merrill Lynch Equity Index Tier 6 Fund .....      759,298,753      746,423,394
Master Trust Fund Assets ...................    5,196,592,924    5,557,543,668


None of these investments were nonparticipant-directed.


        During the years ended September 30, 2000 and 1999, the Plan's invest-ments appreciated (depreciated) (including realized gains and losses) in value as follows:

Net Appreciation/Depreciation in Fair Market Value of Investments:

                                                        September 30,
                                               -------------------------------
                                                    2000             1999
                                               --------------   --------------
Common Stock ...............................   $(561,134,768)    $168,690,461
Mutual Funds ...............................     247,644,625      296,776,653
Common Collective Trusts ...................     123,804,067      214,131,007
Master Trust ...............................       4,022,850            -
                                               -------------     ------------
Total                                          $(185,663,226)    $679,598,121

        Realized and unrealized gains and losses are calculated based upon historical cost of assets. Such gains and losses are computed on a current value basis for Form 5500. The difference may result in a differing classi-fication between realized and unrealized but the total gain or loss will be unaffected.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)


NOTE 5 -- ASSET TRANSFERS

        Net asset transfers out of the Plan during the years ended
September 30, 2000 and September 30, 1999 relate primarily to: (1) the transfer of $670,039 and ($31,716,973), respectively from/to the DuPont Photomasks, Inc. 401(K) Retirement Plan in connection with the 1997 initial public offering of DuPont Photomasks, Inc. business; (2) the transfer of ($2,558,384) in 1999 in connection with the sale of the hydrogen peroxide facility in Memphis, Tennessee in September 1998 to Elf Atochem North America, Inc.; and (3) the transfer of ($864,503) and ($2,106,774), respectively in connection with the transfer of participants to Computer Sciences Corporation ("CSC") in conjunction with the information technology alliance between the Company and CSC.

        Affiliated company transfers of ($1,176,946) and $2,661,526, respectively to/from the Plan represent the net rollovers of participant account balances (out) in of the Plan and other Company-sponsored defined contribution benefit plans.

NOTE 6 -- CONOCO CLASS B COMMON STOCK FUND

        On September 28, 1998, the Company announced that the Board of Directors had approved a plan to divest the Company's 100 percent-owned petroleum business (Conoco, Inc.). On August 6, 1999, the Company completed the planned divestiture through a tax-free split-off. The Company exchanged its shares of Conoco Class B common stock for shares of Company common stock. Plan participants had the option to exchange shares of Company common stock which were held in their participant accounts in the DuPont Common Stock Fund. For each share of Company common stock exchanged, the participant received shares of Conoco Class B common stock equal in value to the Company shares surrendered. Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro rata to the investment options in partici-pants' accounts based upon their current investment elections. The balance of the Conoco Stock Fund was $65,902,400 and $88,923,543 at September 30, 2000 and 1999, respectively.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)


NOTE 7 -- INCOME TAX STATUS

        The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the "Code") and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. A favorable tax deter-mination letter from the Internal Revenue Service dated October 26, 1995 has been received by the Plan. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's ERISA counsel believe that the Plan is currently designed and operated in accordance with the applicable sections of the Code. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

NOTE 8 -- RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

        The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500:

                                                     September 30,
                                          ------------------------------------
                                                2000                1999
                                          ----------------    ----------------
Net assets available for benefits
  as recorded in the financial
  statements .........................    $10,280,845,220     $10,463,934,636
Less:  Amounts allocated to
  withdrawing participants ...........         (9,631,000)         (4,632,735)
                                          ---------------     ---------------
Net assets available for benefits as
  recorded in the Form 5500 ..........    $10,271,214,220     $10,459,301,901
                                          ===============     ===============

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)


        The following is a reconciliation of benefits paid to participants from the financial statements to the Form 5500:

                                                                Year Ended
                                                            September 30, 2000
                                                            ------------------

Benefits paid to participants as recorded
  in the financial statements .........................        $925,203,935
Add:  Amounts allocated to withdrawing
  participants at September 30, 2000 ..................           9,631,000
Less:  Amounts allocated to withdrawing
  participants at September 30, 1999 ..................          (4,632,735)
                                                               ------------
Benefits paid to participants as recorded
  in the Form 5500 ....................................        $930,202,200
                                                               ============

        Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30 but not yet paid as of that date.

NOTE 9 -- RELATED PARTY TRANSACTIONS

        Certain Plan investments are shares of mutual funds and common/ collective trust funds managed by the Trustee. In addition the Plan offers a Company Stock Fund investment option. The Master Trust is managed by DuPont Capital Management and the Trustee. Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                                  SCHEDULE I

          ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              SEPTEMBER 30, 2000



                    Investment Fund                        Total
       ------------------------------------------     ---------------
        Plan Interest in DuPont and Related
          Companies Defined Contribution
          Plan Master Trust ("Master Trust") ....     $ 5,196,592,924
       *Conoco Common Stock .....................          65,829,026
       *DuPont Common Stock .....................       1,232,917,521
        Fidelity Low Priced Stock ...............          36,556,930
        Franklin Small Cap Growth ...............         178,809,019
        Janus Enterprise ........................         341,159,053
        Janus Mercury ...........................         503,076,831
        Hotchkis & Wiley Int'l ..................          42,177,832
        MFS Total Return Fund ...................           6,723,919
       *Merrill Lynch Global Holdings ...........          61,310,517
        Templeton Growth ........................          19,434,324
        Aim Value Fund ..........................          89,170,345
        Fidelity Growth & Income ................          81,389,734
       *Merrill Lynch Growth Fund ...............          16,313,908
        Aim Equity Constellation ................          56,314,498
        Franklin B/S ............................          11,855,633
        Templeton Foreign Fund ..................          37,316,359
        Fidelity Magellan Fund ..................         786,433,281
        Fidelity Fund ...........................          81,416,237
        Fidelity Equity Income ..................          30,086,099
        Franklin Custody ........................          10,334,021
        MFS Research ............................          30,778,054
       *Merrill Lynch Capital Fund ..............          63,848,547
       *Merrill Lynch Basic Value Fund ..........         112,869,337
        Barclays 3 Way ..........................         180,568,803
       *Merrill Lynch Small Cap Index ...........          17,617,786
       *Merrill Lynch Equity Index Tier 6 .......         759,298,753
       *Merrill Lynch Int'l Index ...............          17,762,765
        Participant Loans .......................         158,227,282
        Short-Term Investments ..................          23,463,245
                                                      ---------------
                                                      $10,249,652,583


       ----------
       *Party-in-interest

                                  EXHIBIT 24


                      CONSENT OF INDEPENDENT ACCOUNTANTS



        We hereby consent to the incorporation by reference in the Registra-tion Statement on Form S-8 (No. 33-36339) of E. I. du Pont de Nemours and Company of our report dated March 14, 2001, which appears on page 4 of this Form 11-K.




PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
March 22, 2001